SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 28, 2004

TELIASONERA AB
(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commision File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004	TELIASONERA AB
	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release
April 28, 2004

TeliaSonera’s Annual General Meeting, 28 April 2004

Today’s Annual General Meeting of TeliaSonera AB (publ) approved the income statement and balance sheet for 2003.

The Annual General Meeting decided upon a dividend to shareholders of SEK 1.00 per share, and Monday 3 May 2004 was decided as the record date for the dividend. With this record date, it is estimated that the dividend will be sent out from VPC on Thursday 6 May 2004.

The shareholders’ meeting discharged the Board of Directors and the CEO from liability for the financial year 2003.

Ordinary members Tom von Weymarn, Carl Bennet, Eva Liljeblom, Sven-Christer Nilsson, Paul Smits, Caroline Sundewall and Roger Talermo were re-elected.

Lennart Låftman and Timo Peltola were newly elected to the Board. Lennart Låftman was born in 1945 and has previously been the CEO of the fund Femte AP-fonden. Timo Peltola was born in 1946 and is the CEO of the packaging company Huhtamäki Oyj.

The following directors’ fees were approved for the Board: to the Chairman, SEK 750,000; to the Deputy Chairman, SEK 550,000; and to the other directors, elected by the Annual General Meeting, SEK 400,000 each. In addition, a remuneration to the Chairman of the Board’s Audit Committee of SEK 75,000 and of SEK 50,000 to each of the other members of the Audit Committee was approved.

It was decided to change the wording of Articles of Association § 7 to: “ The annual general meeting shall appoint no less than two and no more than three auditors and no more than the same number of deputy auditors. The annual general meeting can also appoint only one auditor, if the auditor in question is a registered auditor company.”

The registered auditor PricewaterhouseCoopers AB, with Chief Auditor Göran Tidström, was appointed as auditor for the period until the end of the Annual General Meeting in 2008. The authorized public accountant Peter Bladh was elected as auditor until the time that the Annual General Meeting’s decision to change the Articles of Association has been registered. It was stipulated that compensation to the auditors shall be paid on the basis of invoice.

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For further information journalists can contact:

TeliaSonera´s Press Office, +46-(0)8-713 58 30

Forward-Looking Statements
 Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.